United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2018

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - VALE S.A. to be held on 04/13/2018 and formalities described in the Manual for Participation in the Annual and Extraordinary practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br). the Company or through a qualified service provider below must be received at least seven days prior to the Meetings, i.e., by April 6, 2018 (inclusive). alternatives: to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of the documents required by the depository. to the custodian of its shares, observing the procedures established and documents required by shown below, along with the documents required by the Company, as detailed in the Manual to Shareholder's Name Shareholder's CNPJ or CPF E-mail Instructions on how to cast your vote Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Annual and Extraordinary Shareholders’ Meetings (“Meetings”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed: (i) the shareholder must note above his or her name (or business name), as well as CPF or CNPJ, as applicable, as well as an email address for any contact; (ii) all the fields must be duly completed; (iii) all the pages must be initialed; and (iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under law in force. The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil. Please note that April 6, 2018 is the last day for RECEIPT of the Ballot through one of the three forms listed in item 4 below, and not the last day for it to be sent. If it is received after April 6, 2018, the votes will not be counted. Shareholders opting to exercise their right to vote through the Ballot must observe the other rules Shareholders’ Meetings and in item 12.2 of the Company’s Reference Form (Rules, policies and Instructions for sending your ballot, indicating the delivery process by sending it directly to So that this Ballot is considered delivered, the Ballot and other required documents as mentioned The shareholder opting to vote absentee must send the documents through one of the following 1) Send to Depository: the shareholder should transmit the instructions for completion of this Ballot shares that are not deposited in the central depository, observing the procedures established and 2) Send to custodian: the shareholder should transmit the instructions for completion of this Ballot the respective custodian. 3) Send directly to the Company: the shareholder may send this Ballot to the mailing address the Meetings. The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copy of the other documents sent before via email by the shareholder, by April 6, 2018. For more clarifications, access the Manual for participation in the Meetings, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3 – Brasil, Bolsa, Balcão (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com. Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company Att: Department of Investors Relations Praia de Botafogo, 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP 22250-145, attention to the Investor Relations Office. e-mail: vale.ri@vale.com Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number Banco Bradesco S.A. (Bradesco)

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - VALE S.A. to be held on 04/13/2018 City : Date : Signature : Shareholder's Name :____________________________________________________________ Phone Number : Telephone number for contact: 0800 701 1616 e-mail: 4010.acecustodia@bradesco.com.br As informed in the Manual of the Meetings, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meetings. Resolutions concerning the Extraordinary General Meeting (EGM) Simple Resolution 1. Amendment to Vale’s By-Laws and its restatement. [ ] Approve [ ] Reject [ ] Abstain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 9, 2018		Director of Investor Relations